САМАРАЭНЕРГО

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ "САМАРАЭНЕРГО"

ул. Ленинградская, д. 27, г. Самара, 443099
Телетайп 214512 VATT; Тел. (846) 279-66-00;
Факс (846) 279-63-03; info@samaraenergo.ru
www.samaraenergo.ru
ИНН 6315222985, КПП 997450001

от 20.05.09г. № 104/6561

на № ____________ от ____________

12g3-2(b)
File#82-4708

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

AO Samaraenergo

SUPPL

RECEIVED
2009 MAY 22 P 2:41

Re: Exemption No.: 82-4708

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Notification on Annual General Meeting of Shareholders of Samaraenergo JSC on the results of 2008.

09046257

Sincerely,

General Director M.V. Soyfer

Exec. Spitsyna O.A.
+7(846) 279-69-40

dlw 5/28

435657

File # 82-4708

SAMARAENERGO Energy and Electrification Open Joint Stock Company
27, Leningradskaya st., 443099, Samara, Russia

Notification on Annual General Meeting of Shareholders of Samaraenergo JSC

Samaraenergo JSC informs about the Annual General Meeting of Shareholders with the following agenda:

1) ***About the Annual Report, Annual Accounts including the Company's Income and Expenditure Statement approving as well as about Company's Income (including dividends payment) and Expenditure Distribution according to results of 2008 financial year;***
2) ***About the election of Members to the Board of Directors;***
3) ***About the Company's Auditing Committee Members election;***
4) ***About approving the Company Auditor***
5) ***About the Regulations for calling and holding the sessions of the Board of Directors (revised version).***

Date of the Annual General Meeting of Shareholders of Samaraenergo JSC: **June 22, 2009.**
Time of the Meeting: **11:00 a.m.**
Time of the Registration: **10:00 a.m.**
Venue: **Conference hall «Assembly», hotel «Azimut», 91, Frunze st., Samara, Russia**

Post addresses the voting bulletins might be sent to:

- Samaraenergo JSC – 27, Leningradskaya st. 443099, Samara, Russia;
- "CMD" JSC - 34-8, Bolshaya Pochtovaya st., 105082, Moscow, Russia ;
- Samara submittal of "CMD" JSC - 57, liter Б, Б1, of.508, 4th passage, 443080, Samara, Russia.

While the results of the voting are determined the bulletins are taken into account if got not later than 2 days before the date of Annual General Meeting of Shareholders of Samaraenergo: not later that **June 20, 2009**.

The shareholders of Samaraenergo can get acquainted with the information for the Annual General Meeting of Shareholders of Samaraenergo JSC from **June 02, 2009** till **June 21, 2009** on the working days from 10:00 a.m. till 5:00 p.m. on the following addresses:

- Samaraenergo JSC – 27, Leningradskaya st., Samara, Russia ;
- "CMD" JSC – 34-8, Bolshaya Pochtovaya st., Moscow, Russia ;
- Samara submittal of "CMD" JSC - 57, liter Б, Б1, of.508, 4th passage, Samara, Russia.

as well as on the day of the meeting June 22, 2009 at the place of Annual General Meeting of Shareholders of Samaraenergo holding.

The list of persons are entitled to participate in Annual General Meeting of Shareholders of Samaraenergo is made according to the Register of the shareholders of Samaraenergo JSC d/d **May 18, 2009**.

Information telephone:
In Samara: +7(846) 279-69-40 – Samaraenergo JSC, Corporative Sector,
+7(846) 267-34-41, 267-34-42 – Samara submittal of "CMD" JSC;
in Moscow: +7(495) 221-13-33, 221-13-34 – "CMD" JSC.

Board of Directors
Samaraenergo JSC